Exhibit 99.1

CORPORATE RELEASE
ALERT: STATS ChipPAC Reiterates 2Q06 Guidance; to Host
Financial Analysts and Investors Forum on May 18, 2006
United States — 05/17/2006, Singapore — 05/18/2006 — STATS ChipPAC Ltd. (“STATS ChipPAC” or the “Company” — NNM: STTS and SGX-ST: STATSChP), a leading independent semiconductor test and advanced packaging service provider, today reiterated financial guidance for the second quarter ending June 30, 2006, in conjunction with the Financial Analysts and Investors Forum being held on May 18, 2006 at the Company’s Singapore headquarters (Wednesday, May 17, 2006 in New York). STATS ChipPAC’s original guidance for the second quarter of 2006 was published in the Company’s earnings release for its first quarter of 2006 dated April 27, 2006.
For the second quarter of 2006, the Company expects revenue will be approximately 4% to 9% higher than the first quarter of 2006, with US GAAP net income per diluted ADS of $0.06 to $0.09, including the impact of $0.02 per ADS for the expensing of stock-based compensation. Non-US GAAP adjusted net income per diluted ADS is expected to be in the range of $0.13 to $0.16 per ADS, including the impact of $0.02 per ADS for the expensing of stock-based compensation. Non-US GAAP adjusted net income is calculated without the effect of certain merger and integration expenses and purchase accounting adjustments.
STATS ChipPAC’s Financial Analysts and Investors Forum will provide the opportunity to learn more about STATS ChipPAC’s growth strategy, technology direction and market positioning. Attendees will have the opportunity to ask questions of the Company’s senior executives. The forum will be webcast for interested persons unable to attend the live sessions.
The Financial Analysts and Investors Forum will begin at 9:00 a.m. Singapore time on Thursday, May 18, 2006 (9:00 p.m. in New York on Wednesday, May 17, 2006) and will conclude with a plant tour.

Date	Thursday, May 18, 2006 in Singapore (Wednesday, May 17, 2006 in New York)

Venue
STATS ChipPAC Ltd. (Singapore Headquarters)
10 Ang Mo Kio Street 65, #05-17/20 Techpoint, Singapore 569059
STATS ChipPAC Ltd. (Plant Tour)
5 Yishun Street 23, Singapore 768442
The event will be webcast at www.ir.statschippac.com.

Presenters
Tan Lay Koon — President and Chief Executive Officer
Michael G. Potter — Chief Financial Officer
Scott J. Jewler — Chief Strategy Officer
Dr. Han Byung Joon — Chief Technology Officer
Cindy Palar — Vice President, Product Line Management-Assembly
Michael Schraeder — Senior Director, Product Line Management-Test

STATS ChipPAC Ltd. Headquarters: 10 Ang Mo Kio Street 65, #05-17/20 Techpoint, Singapore 569059

About STATS ChipPAC Ltd.
STATS ChipPAC Ltd. (“STATS ChipPAC” or the “Company” — NNM: STTS and SGX-ST: STATSChP) is a leading service provider of semiconductor packaging design, assembly, test and distribution solutions. A trusted partner and supplier to leading semiconductor companies worldwide, STATS ChipPAC provides fully integrated, multi-site, end-to-end packaging and testing solutions that bring products to the market faster. Our customers are some of the largest wafer foundries, integrated device manufacturers (IDMs) and fabless companies in the United States, Europe and Asia. STATS ChipPAC is a leader in mixed signal testing and advanced packaging technology for semiconductors used in diverse end market applications including communications, power, digital consumer and computing. With advanced process technology capabilities and a global manufacturing presence spanning Singapore, South Korea, China, Malaysia and Taiwan, STATS ChipPAC has a reputation for providing dependable, high quality test and packaging solutions. The Company’s customer support offices are centered in the United States (California’s Silicon Valley, Arizona, Texas, Massachusetts, Colorado and North Carolina). Our offices outside the United States are located in South Korea, Singapore, China, Malaysia, Taiwan, Japan, the Netherlands and United Kingdom. STATS ChipPAC’s facilities include those of its subsidiary, Winstek Semiconductor Corporation, in Hsinchu District, Taiwan. These facilities offer new product introduction support, pre-production wafer sort, final test, packaging and other high volume preparatory services. Together with our research and development centers in South Korea, Singapore, Malaysia, China, Taiwan and the United States as well as test facilities in the United States, this forms a global network providing dedicated test engineering development and product engineering support for customers from design to volume production. STATS ChipPAC is listed on both the Nasdaq National Market and the Singapore Exchange Securities Trading Limited. In addition, STATS ChipPAC is also included in the Morgan Stanley Capital International (MSCI) Index and the Straits Times Industrial Index. Further information is available at www.statschippac.com. Information contained in this website does not constitute a part of this release.
Certain statements in this press release, including statements regarding expected future financial results and industry growth, are forward-looking statements that involve a number of risks and uncertainties that could cause actual events or results to differ materially from those described in this press release. Factors that could cause actual results to differ include general business and economic conditions and the state of the semiconductor industry; level of competition; demand for end-use applications products such as communications equipment and personal computers; reliance on a small group of principal customers; decisions by customers to discontinue outsourcing of test and packaging services; continued success in technological innovations; availability of financing; delays in acquiring or installing new equipment; our substantial level of indebtedness; potential impairment charges; ability to develop and protect our intellectual property; intellectual property rights disputes and litigation; capacity utilization; limitations imposed by our financing arrangements which may limit our ability to maintain and grow our business; pricing pressures including declines in average selling prices; changes in customer order patterns; shortages in supply of key components; disruption of our operations; loss of key management or other personnel; defects or malfunctions in our testing equipment or packages; changes in environmental laws and regulations; exchange rate fluctuations; regulatory approvals for further investments in our subsidiaries; significant ownership by Temasek Holdings (Private) Limited (“Temasek Holdings”) that may result in conflicting interests with Temasek Holdings and our affiliates; our ability to successfully integrate the operations of former STATS and ChipPAC and their employees; labor union problems in South Korea; uncertainties of conducting business in China; unsuccessful acquisitions and investments in other companies and businesses; and other risks described from time to time in the Company’s SEC filings, including its annual report on Form 20-F dated February 28, 2006. We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.
Since the beginning of fiscal 2005, we employed quarterly and fiscal year reporting periods that end on the Sunday nearest to the end of each calendar quarter or calendar year, as the case may be. Our first quarter of 2006 ended on March 26, 2006, while our first quarter of 2005 ended on March 27, 2005. For ease of presentation, our first quarter of 2006 and 2005 have been presented as ending on March 31, 2006 and 2005, respectively. References to “US GAAP” are to Generally Accepted Accounting Principles as practiced in the United States of America and references to “$” are to the lawful currency of the United States of America.
Singapore Contact:
Lee Ching Ching
Senior Investor Relations Manager
Tel: (65) 6824 7705, Fax: (65) 6720 7826
email: chingching.lee@statschippac.com
US Contacts:

Drew Davies Director, Investor Relations Tel: (408) 586 0608, Fax: (408) 586 0652 email: drew.davies@statschippac.com	Lisa Lavin Marcom Manager Tel: (208) 939 3104, Fax: (208) 939 4817 email: lisa.lavin@statschippac.com

The Ruth Group David Pasquale — Executive Vice President Tel: (646) 536 7006 email: dpasquale@theruthgroup.com

STATS ChipPAC Ltd. Headquarters: 10 Ang Mo Kio Street 65, #05-17/20 Techpoint, Singapore 569059